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                                 EXHIBIT 10.6.2



August 31, 1999


Mr. Norman Gaut
25 Marrett Street
Lexington, MA 02173

Dear Norm:

On behalf of the Board of Directors of PictureTel Corporation (the "Company"), I am very pleased to offer you an opportunity to immediately re-enter active employment with the Company as Chairman of the Board of Directors, President and Chief Executive Officer. The Board has elected you Chairman, President and Chief Executive Officer. Your acceptance of this offer will replace the remaining Benefits approved by the Compensation Committee of the Board as contained in the signed letter of June 17, 1999.

Your cash compensation will contain two elements: an annual base salary and an annual bonus opportunity under PictureTel's Management Incentive Plan. The base salary for the position will be paid at the bi-weekly rate of $16,346.15 (the equivalent of $425,000. annually based on 26 pay periods in the year) subject to increase at the discretion of the Compensation Committee.

The payment of a bonus under the Management Incentive Plan is predicated on the Company's achievement of the annual revenue and profitability objectives established at the start of the fiscal year and your performance in meeting your Individual Goals for the year. The bonus opportunity will be 0% - 60% of base salary for full performance in meeting the objectives for the year, but may range up to 120% of base salary for performance in excess of the plan. The bonus, if any, is determined by the Compensation Committee and is paid in the first quarter following the close of the fiscal year.

In addition, the Compensation Committee of the Board of Directors approved on August 30, 1999 the grant of two non incentive stock options to purchase in the aggregate a total of 1,000,000 shares of the Common Stock of the Company ("Options") with an effective grant date of August 31, 1999 ("Grant Date"). The Options are granted at an exercise price equal to the closing price on NASDAQ on August 31, 1999. 500,000 shares are granted under the Equity Incentive Plan and 500,000 shares are granted under the 1999 PictureTel Equity Plan. The Options will vest over a three year period, with the first forty (40) percent of the aggregate number of shares vesting at the end of one (1) year following the Grant Date, the next thirty (30) percent vesting at the end of two (2) years following the Grant Date and seven and one half (7.5) percent of the aggregate number of shares vesting each quarter thereafter. Vesting shall be conditional on your continued full-time employment with the company. All other conditions applicable to the Options shall be set forth in the Equity Incentive Plan and the 1999 PictureTel Equity Plan and you will receive option certificates shortly.


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In the event that you are involuntarily terminated by the Company for any reason other than for Cause, you would be entitled to receive a continuation of your then current base salary for a period of twenty-four (24) months. For purposes of this letter, Cause shall be defined as and be limited to conviction of a felony or willful misconduct or gross negligence in the performance of duties which result in material harm to PictureTel.

Further, the Company will enter into a separate Change in Control Agreement in the Company's usual form for executive officers ("CIC Agreement"), dated September 1, 1999, which will provide you with certain benefits in the event of a termination of your employment due to a change in control. The CIC Agreement will include certain triggering events and provide, but not be limited to, severance equal to the sum of (i) three times your then current base salary, plus (ii) three times the highest bonus paid in the three years preceding the triggering events, paid over a thirty-six (36) month period. The full acceleration of all unvested stock options in the event of a change in control is specifically covered in PictureTel's Equity Incentive Plan and the 1999 PictureTel Equity Plan.

As an employee of the Company you will be entitled to participate in our medical insurance benefit programs. We offer two options: (1) a competitive medical and dental plan through BlueCross BlueShield of Massachusetts, or (2) membership in the Harvard-Pilgrim Community Health Plan, a Health Maintenance Organization. You will be responsible for a portion of the premium cost, with payment arranged through payroll deductions. A Section 125 reimbursement plan to help with non-reimbursed medical expenses is available at your election, also through payroll deductions.

In addition, the Company provides long-term disability, accidental death and dismemberment, and life insurance coverage (life benefit equal to two (2) times your annual salary plus such other supplemental life insurance as was in effect at the time of your June 17, 1998 cessation of active employment). The premiums for the disability and life insurance are paid one hundred (100) percent by the Company. Finally, we offer a 401(k) Retirement Plan and a Tuition Reimbursement Program. You will be entitled to paid holiday and sick days in accordance with Company Policy. As a senior executive of the Company, you shall be eligible for vacation consistent with business and personal needs.

It is understood that you will commence your active employment today. If you have any questions regarding this offer, please do not hesitate to call me or Bob Knight.


Sincerely,


Lawrence Bornstein
Vice President,
Human Resources

ACCEPTED: ____________________________ Date: ____________